SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549




                                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                                    UNDER THE INVESTMENT COMPANY ACT OF 1940




                                               T.O. RICHARDSON TRUST
                                             Exact Name of Registrant










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                                NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                                     SIGNATURE


         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Hartford and the State of Connecticut on the 29th day of June 1998.

                  Signature         T.O. Richardson Trust
                                    (Name of Registrant)


                                    By /s/Samuel Bailey, Jr.
                                          Samuel Bailey, Jr.
                                          Trustee


Attest: /s/Kathleen M. Russo
           Kathleen M. Russo
           Secretary


         The name "T.O. Richardson Trust" is the designation of the Trustees under the Declaration of Trust, dated June 2, 1998, as amended from time to time. The Declaration of Trust has been filed with the Secretary of State of the Commonwealth of Massachusetts. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.







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